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UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 SCHEDULE 13D Under the Securities Exchange Act of 1934 (Amendment No. )*
Peru Copper Inc. (Name of Issuer)
Common Shares Without Par Value (Title of Class of Securities)
715455101 (CUSIP Number)

Christopher F. Schultz, Esq.
Porzio, Bromberg & Newman, P.C.
156 West 56th Street, 8th Floor
New York, New York 10019-3800
(212) 265-6888
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
June 10, 2007 (Date of Event which Requires Filing of this Statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.    ☒

        Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

        * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

        The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.            715455101

1.	Names of Reporting Persons. J. David Lowell I.R.S. Identification Nos. of above persons (entities only)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)			(a) ☐
(b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
☐

6.	Citizenship or Place of Organization USA

Number of Shares		7.	Sole Voting Power 580,000(1)
Beneficially
Owned by Each		8.	Shared Voting Power 15,340,000(2)
Reporting
Person With		9.	Sole Dispositive Power 580,000(1)

		10.	Shared Dispositive Power 15,340,000(2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 15,920,000(1)(2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
☐

13.	Percent of Class Represented by Amount in Row (11) 12.0%

14.	Type of Reporting Person (See Instructions) IN

1)
Includes (a) 500,000 common shares issuable upon exercise of vested options, at an exercise price of Canadian $1.65 per share until October 6, 2009, and (b) 80,000 common shares issuable upon exercise of vested options, at an exercise price of Canadian $1.58 per share until May 5, 2010. Excludes 20,000 common shares issuable upon exercise of unvested options, at an exercise price of Canadian $1.58 per share until May 5, 2010.

(2)
Includes 15,340,000 common shares held by the Lowell Family Trust UA. J. David Lowell and his wife, Edith Lowell, exercise control and direction over these common shares in their capacities trustees of the trust.

(3)
Based on a total of 133,202,757 common shares, which figure includes the number of outstanding common shares on June 26, 2007, as disclosed by Peru Copper Inc. to the reporting persons (132,622,757), and assumes exercise of 580,000 vested stock options issued to Mr. Lowell.

  CUSIP No.            715455101

1.	Names of Reporting Persons. Edith Lowell I.R.S. Identification Nos. of above persons (entities only)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)			(a) ☐
(b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
☐

6.	Citizenship or Place of Organization USA

Number of Shares		7.	Sole Voting Power 0
Beneficially
Owned by Each		8.	Shared Voting Power 15,340,000(1)
Reporting
Person With		9.	Sole Dispositive Power 0

		10.	Shared Dispositive Power 15,340,000(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 15,340,000(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
☐

13.	Percent of Class Represented by Amount in Row (11) 11.6%(2)

14.	Type of Reporting Person (See Instructions) IN

(1)
Common shares held by the Lowell Family Trust UA. J. David Lowell and his wife, Edith Lowell, exercise control and direction over these common shares in their capacities trustees of the trust.

(2)
Based on a total of 132,622,757 common shares, which figure is the number of outstanding common shares on June 26, 2007, as disclosed by Peru Copper Inc. to the reporting persons.

  CUSIP No.            715455101

1.	Names of Reporting Persons. Lowell Family Trust UA I.R.S. Identification Nos. of above persons (entities only)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)			(a) ☐
(b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
☐

6.	Citizenship or Place of Organization Arizona, USA

Number of Shares		7.	Sole Voting Power 0
Beneficially
Owned by Each		8.	Shared Voting Power 15,340,000(1)
Reporting
Person With		9.	Sole Dispositive Power 0

		10.	Shared Dispositive Power 15,340,000(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 15,340,000(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
☐

13.	Percent of Class Represented by Amount in Row (11) 11.6%(2)

14.	Type of Reporting Person (See Instructions) 00

(1)
Common shares held by the Lowell Family Trust UA. J. David Lowell and his wife, Edith Lowell, exercise control and direction over these common shares in their capacities trustees of the trust.

(2)
Based on a total of 132,622,757 common shares, which figure is the number of outstanding common shares on June 26, 2007, as disclosed by Peru Copper Inc. to the reporting persons.

Item 1.    Security and Issuer

        This Schedule 13D relates to the common shares without par value (the "Shares") of Peru Copper Inc., a corporation organized under the laws of Canada (the "Company"). The address of the Company's principal executive office is 625 Howe Street, Suite 1050, Vancouver, BC, Canada V6C 2T6.

Item 2.    Identity and Background

(a)
This Schedule 13D is filed jointly by J. David Lowell, Mr. Lowell's wife Edith Lowell, and the Lowell Family Trust UA (the "Trust"), a trust organized under the laws of Arizona of which Mr. and Mrs. Lowell are the trustees (collectively, the "Reporting Persons").

(b)
Mr. and Mrs. Lowell reside at, and the address of the Trust is, 789 Avenue Beatriz, Rio Rico, AZ 85648.

(c)
Mr. Lowell is the Company's executive chairman. The principal business address of the Company is 625 Howe Street, Suite 1050, Vancouver, BC, Canada V6C 2T6. Mrs. Lowell is the manager of the Atascosa Cattle Ranch. The principal business address of the Atascosa Cattle Ranch is 789 Avenue Beatriz, Rio Rico, AZ 85648.

(d)
During the last five years none of the Reporting Persons has been convicted in a criminal proceeding, excluding traffic violations and similar misdemeanors.

(e)
During the last five years none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)
Mr. and Mrs. Lowell are citizens of the United States. The Trust is organized under the laws of Arizona.

Item 3.    Source and Amount of Funds or Other Consideration

        Not applicable.

Item 4.    Purpose of Transaction.

        The securities reported in Item 5 were acquired in connection with the formation of the Company in February 2004 and in a subsequent private placement in October 2004, and have been held by the Reporting Persons for investment purposes.

        On June 11, 2007 the Company announced that it has entered into an agreement (the "Support Agreement") pursuant to which Chinalco Canada B.C. Holdings Ltd., a company incorporated under the laws of the Province of British Columbia (the "Offeror") and a wholly-owned subsidiary of Aluminum Corporation of China ("Chinalco"), a diversified metals and mining company based in Beijing, China, has agreed to make an offer to acquire all the outstanding Shares in a negotiated take-over bid (the "Offer"). A copy of the Support Agreement is attached hereto as Exhibit 1 and is incorporated herein by reference. The foregoing description of the Support Agreement and the Offer are qualified in their entirety by the full text of Exhibit 1.

        Pursuant to the Support Agreement and in order to ensure that the Company has adequate funds in the near term to advance the development of certain mining concessions located in Morococha, a historical mining district in central Peru, the Offeror acquired 13.2 million Shares at a price of Canadian $5.30 per share for gross proceeds of $65,868,000 in a private placement (the "Private

Placement") that closed on June 19, 2007. The foregoing description of the Private Placement is qualified in its entirety by the full text of Exhibit 1.

        In connection with the Offer, all of the Company's directors, including Mr. Lowell on his own behalf and on behalf of the other Reporting Persons, and certain other shareholders representing approximately 34% of the outstanding Shares (calculated on a fully-diluted basis) entered into lock-up agreements with Chinalco, pursuant to which they have agreed to tender all their Shares in the Offer, subject to certain conditions including Mr. Lowell's right to withdraw the lock-up Shares as permitted by the Lowell Lock-Up Agreement. A copy of the lock-up agreement between Mr. Lowell and Chinalco (the "Lowell Lock-Up Agreement") is attached hereto as Exhibit 4 and is incorporated herein by reference. The foregoing description of Mr. Lowell's lock-up agreement is qualified in its entirety by the full text of Exhibit 4.

        Pursuant to Section 6.5 of the Support Agreement, upon the acquisition by the Offeror of a number of Shares representing a majority of the then outstanding Shares, and from time to time thereafter, the Company will cooperate with the Offeror, and upon request will use reasonable efforts subject to applicable provisions of Canadian law, to secure the resignation of the number of the Company's directors necessary in order to enable the Offeror to designate such number of the Company's directors as is proportionate to the percentage of the outstanding Shares owned by the Offeror. The foregoing description of the provisions of Section 6.5 of the Support Agreement is qualified in their entirety by the full text of Exhibit 1.

Item 5.    Interest in Securities of the Issuer

For Mr. Lowell:	(a)	Aggregate number of Shares beneficially owned—15,920,000(1)(2) Percentage of class—12.0%(3)
	(b)	(i)	Sole power to vote or to direct the vote—580,000 Shares(1)
		(ii)	Shared power to vote or to direct the vote—15,340,000 Shares(2)
		(iii)	Sole power to dispose or to direct the disposition—580,000 Shares(1)
		(iv)	Shared power to dispose or to direct the disposition—15,340,000 Shares(2)
	(c)	None.
	(d)	15,340,000 of the Shares that are beneficially owned by Mr. Lowell are held by the Trust, of which Mr. and Mrs. Lowell are the trustees.
	(e)	Not applicable.

(1)
Includes (a) 500,000 Shares issuable upon exercise of vested options, at an exercise price of Canadian $1.65 per Share until October 6, 2009, and (b) 80,000 Shares issuable upon exercise of vested options, at an exercise price of Canadian $1.58 per Share until May 5, 2010. Excludes 20,000 Shares issuable upon exercise of unvested options, at an exercise price of Canadian $1.58 per Share until May 5, 2010.
(2)
Includes 15,340,000 Shares held by the Trust. Mr. and Mrs. Lowell exercise control and direction over these Shares in their capacities trustees of the Trust.

(3)
Based on a total of 133,202,757 Shares, which figure includes the number of outstanding Shares on June 26, 2007, as disclosed by the Company to the Reporting Persons (132,622,757), and assumes exercise of 580,000 vested stock options held by to Mr. Lowell.

For Mrs. Lowell:	(a)	Aggregate number of Shares beneficially owned—15,340,000(1) Percentage of class—11.6%(2)
	(b)	(i)	Sole power to vote or to direct the vote—0 Shares
		(ii)	Shared power to vote or to direct the vote—15,340,000 Shares(1)
		(iii)	Sole power to dispose or to direct the disposition—0 Shares
		(iv)	Shared power to dispose or to direct the disposition—15,340,000 Shares(1)
	(c)	None.
	(d)	The Shares beneficially owned by Mrs. Lowell are held by the Trust, of which Mr. and Mrs. Lowell are the trustees.
	(e)	Not applicable.

(1)
Shares held by the Trust. Mr. and Mrs. Lowell exercise control and direction over these Shares in their capacities trustees of the Trust.
(2)
Based on a total of 132,622,757 Shares, which figure is the number outstanding Shares on June 26, 2007, as disclosed by the Company to the Reporting Persons.

For the Trust:	(a)	Aggregate number of Shares beneficially owned—15,340,000(1) Percentage of class—11.6%(2)
	(b)	(i)	Sole power to vote or to direct the vote—0 Shares
		(ii)	Shared power to vote or to direct the vote—15,340,000 Shares(1)
		(iii)	Sole power to dispose or to direct the disposition—0 Shares
		(iv)	Shared power to dispose or to direct the disposition—15,340,000 Shares(1)
	(c)	None.
	(d)	Shares beneficially owned by Mrs. Lowell are held by the Trust, of which Mr. and Mrs. Lowell are the trustees.
	(e)	Not applicable.

(1)
Shares held by the Trust. Mr. and Mrs. Lowell exercise control and direction over these Shares in their capacities trustees of the Trust.
(2)
Based on a total of 132,622,757 Shares, which figure is the number outstanding Shares on June 26, 2007, as disclosed by the Company to the Reporting Persons.

Item 6.    Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

        In connection with the Offer, all of the Company's directors, including Mr. Lowell on his own behalf and on behalf of the other Reporting Persons, and certain other shareholders representing approximately 34% of the outstanding Shares (calculated on a fully-diluted basis) entered into lock-up agreements with Chinalco, pursuant to which they have agreed, to tender all their Shares in the Offer, subject to certain conditions including Mr. Lowell's right to withdraw the lock-up Shares as permitted by the Lowell Lock-Up Agreement. A copy of the Lowell Lock-Up Agreement Chinalco is attached hereto as Exhibit 4 and is incorporated herein by reference. The foregoing description of Mr. Lowell's lock-up agreement is qualified in its entirety by the full text of Exhibit 4.

        The stock options described in Item 5 above were issued to Mr. Lowell pursuant to: (i) a letter agreement dated October 6, 2004, providing for the grant of options to purchase 500,000 Shares at an exercise price of Canadian $1.65 until October 6, 2009, with 100,000 options vesting on each of April 6, 2005, October 6, 2005, April 6, 2006, October 6, 2006 and April 6, 2007 (the "2004 Option Grant"); and (ii) a letter agreement dated May 5, 2005, providing for the grant of options to purchase 100,000 Shares at an exercise price of Canadian $1.58 per Shares until May 5, 2010, with 20,000 options vesting on each of November 5, 2005, May 5, 2006, November 5, 2006, May 5, 2007 and November 5, 2007 (the "2005 Option Grant"). Copies of the 2004 Option Grant and the 2005 Option Grant are attached hereto as Exhibit 5 and Exhibit 6, respectively. The foregoing description of the 2004 Option Grant and the 2005 Option Grant is qualified in its entirety by the full text of Exhibit 5 and Exhibit 6.

Item 7.    Material to be Filed as Exhibits.

Exhibit 1	Support Agreement, dated as of June 10, 2007, between Peru Copper Inc. and Aluminum Corporation of China (incorporated by reference to exhibit 99.1 to Peru Copper's Form 6-K filed with the SEC on June 14, 2007).
Exhibit 2
Notice, dated June 14, 2007, regarding the designation of Chinalco Canada B.C. Holdings Ltd. as a party to the Support Agreement (incorporated by reference to exhibit (a)(4) to Peru Copper's Schedule 14D-9 filed with the SEC on June 25, 2007).
Exhibit 3
Amendment to the Support Agreement, dated June 21, 2007, among Aluminum Corporation of China, Peru Copper Inc. and Chinalco Canada B.C. Holdings Ltd. (incorporated by reference to exhibit (a)(3) to Peru Copper's Schedule 14D-9 filed with the SEC on June 25, 2007).
Exhibit 4
Lock-Up Agreement, made as of the 10th day of June, 2007, between David Lowell and Aluminum Corporation of China (incorporated by reference to exhibit (d)(14) to Peru Copper's Schedule 14D-9 filed with the SEC on June 15, 2007).
Exhibit 5	Letter Agreement, dated October 6, 2004, between Peru Copper and Mr. Lowell regarding the grant of stock options (filed herewith).
Exhibit 6	Letter Agreement, dated May 5, 2005, between Peru Copper and Mr. Lowell regarding the grant of stock options (filed herewith).
Exhibit 7	Joint Filing Agreement dated June 27, 2007, between J. David Lowell, Edith Lowell and the Lowell Family Trust UA (filed herewith).

SIGNATURE

        After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

June 28, 2007

LOWELL FAMILY TRUST UA
/s/ J. David Lowell Name: J. David Lowell Title: Grantor and Trustee	/s/ J. David Lowell J. David Lowell
/s/ Edith Lowell Edith Lowell

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SIGNATURE